NEWS RELEASE

July 13, 2017

Nevsun Reports Increased Copper Production
In Bisha Q2 Operating Results

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (“Nevsun” or the “Company”) is pleased to report its Bisha operating results for the three and six months ended June 30, 2017.

Bisha Operating Highlights During Q2 2017

  Produced 5.7 million pounds of copper in copper concentrate
  Produced 43.0 million pounds of zinc in zinc concentrate
  Sold 7.7 million payable pounds of copper in copper concentrate
  Sold 34.3 million payable pounds of zinc in zinc concentrate
  Improved copper recovery to 51.6% from 34.0% during Q1 2017

“We continue to see gradual improvements in the plant performance,” stated Peter Kukielski, Nevsun CEO, “We are now producing copper concentrate consistently in the copper circuit versus the prior three quarters where bulk concentrate was being produced.”

Operations Review

	YTD 2017	Q2 2017	Q1 2017(6)	Q4 2016
Mining
Ore mined, tonnes(1)	1,305,000	654,000	651,000	670,000
Waste mined, tonnes	6,853,000	3,739,000	3,114,000	2,445,000
Strip ratio, (using tonnes)	5.3	5.7	4.8	3.6
Processing
Ore Milled, tonnes	1,189,000	590,000	599,000	579,000
Zinc feed grade, %	5.6	5.3	5.9	5.7
Copper feed grade, %	0.9	0.8	0.9	0.8
Recovery, % of zinc(2)	64.5	62.2	66.6	63.6
Recovery, % of copper(3)(4)	42.2	51.6	34.0	-
Zinc concentrate grade, %(5)	42.1	41.5	42.5	38.8
Copper concentrate grade, %(4)	17.6	17.4	17.8	-
Zinc in concentrate produced, millions of pounds	94.9	43.0	51.9	46.5
Zinc in concentrate produced, tonnes	43,000	19,500	23,500	21,000
Copper in concentrate produced, millions of pounds(4)	9.9	5.7	4.2	-
Copper in concentrate produced, tonnes(4)	4,500	2,600	1,900	-
Payable zinc in concentrate sold, millions of pounds	87.2	34.3	52.9	35.2
Payable zinc in concentrate sold, tonnes	39,400	15,400	24,000	16,000
Payable copper in concentrate sold, millions of pounds	7.7	7.7	-	-
Payable copper in concentrate sold, tonnes	3,500	3,500	-	-
(1)	Ore tonnes mined in the six months ended June 30, 2017 included 1,237,000 tonnes of primary ore and 68,000 tonnes of supergene ore.
(2)	This represents the overall combined zinc recovery from the zinc flotation circuits (and when bulk concentrate is produced in the copper circuit).
(3)	This represents the copper recovery from the copper flotation circuit only, and excludes copper recovered to bulk concentrate.
(4)	Operating statistics related to recovery as a percentage of copper, copper concentrate grade, and copper in concentrate produced, were not meaningful during Q4 2016.
(5)	Represents combined concentrate grade for both zinc and bulk concentrates.
(6)	Amended for change in classification of previously reported bulk concentrate to copper concentrate and for adjustments identified on final reconciliations of production for the quarter.

Bisha Q2 2017 Operating Details

Bisha produced approximately 43.0 million pounds of zinc during Q2 2017.  Zinc production decreased by 8.9 million pounds or 17% from the prior quarter as head grades decreased by 10% and zinc recoveries temporarily decreased as the Company placed additional effort on improved copper recoveries which had some impact on downstream zinc flotation.  Bisha continues to work on strategies to better separate zinc and copper into their respective circuits.

Bisha produced approximately 5.7 million pounds of copper during Q2 2017.  Copper production increased by 1.5 million pounds or 36% from the prior quarter as copper recoveries increased to 52%, despite a 10% decrease in head grade.

The Company amended its Q1 2017 production statistics to reclassify previously reported bulk concentrate production to copper concentrate.  This reclassification was the positive result of selling a good portion of the bulk concentrate on copper concentrate terms in the second quarter.  In addition, Q1 2017 production statistics were also amended to reflect book-to-physical adjustments from the first quarter production reconciliation.

“We have a strong team of world-class consultants supporting Bisha. Management remains focused on moving toward the original plant design by further enhancing recoveries and concentrate quality as quickly as possible,” stated Peter Kukielski.

A full strategic update, quarterly financial results, Bisha mineral reserve update and Timok project update will be reported Wednesday, August 9, 2017 per the news release dated June 27, 2017.

Qualified Person Statement

Frazer Bourchier, P.Eng., is Nevsun's designated Qualified Person and has reviewed and approved the contents of this press release.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60% owner of the Timok Lower Zone in Serbia. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; (xi) that improvements in mill performance or in copper recoveries or production will continue or be sustainable; and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com